Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

THRESHOLD PHARMACEUTICALS, INC.

Threshold Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1. The original Certificate of Incorporation was filed with the Secretary of State of Delaware on October 17, 2001.

2. A Certificate of Amendment of the Certificate of Incorporation was filed with the Secretary of State of Delaware on February 6, 2002.

3. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on November 14, 2003.

4. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment adds the following paragraph to the end of Article IV(A) of this Corporation’s Amended and Restated Certificate of Incorporation:

“Upon the filing of this Certificate of Amendment with the Delaware Secretary of State (the “Effective Date”), each 1.6469 shares of the Common Stock of the Corporation issued and outstanding shall be reclassified and combined into one (1) share of Common Stock of the Corporation. There shall be no fractional shares issued. Stockholders who otherwise would be entitled to receive fractional shares shall be entitled to receive a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the price per share of the Common Stock in the initial public offering of the Common Stock; provided, however, that in the event that the initial public offering of the Common Stock does not occur within ten (10) business days after the Effective Date, the Board of Directors shall determine the fair market value of one share of Common Stock as of the Effective Date for purposes of such cash payment. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefore as described herein.”

5. The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the provisions of the Corporation’s Amended and Restated Certificate of Incorporation and with Sections 242, 245 and 228 of the General Corporation Law of the State of Delaware.

This Certificate of Amendment is executed at Redwood City, California, January             , 2005.

THRESHOLD PHARMACEUTICALS, INC.

By:
Dr. Harold E. Selick, Chief Executive Officer